UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057066

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 462

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Market Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Miller 215-665-6137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

Two Commerce Square 2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 11 2009
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

OATH OR AFFIRMATION

I, ANTHONY MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JANNEY MONTGOMERY SCOTT LLC., as of DEC. 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President, Treasurer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CATHARINE M. MATCHETT, Notary Public
City of Philadelphia, Phila.County
My Commission Expires June 6, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janney Montgomery Scott LLC and Subsidiaries

Statement of Financial Condition

December 31, 2008 with Report of Independent Auditors

Janney Montgomery Scott LLC

Statement of Financial Condition

December 31, 2008

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Member and Board of Managers of
Janney Montgomery Scott LLC and its Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC and its subsidiaries (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 17, 2009

Janney Montgomery Scott LLC

Statement of Financial Condition

December 31, 2008

Assets:		
Cash	$	28,298,418
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed		908,779,180
Securities failed to deliver		791,973
Clearing organizations		5,950,332
Receivable from customers (net of $1,084,065 allowance for doubtful accounts)		275,324,404
Receivable from noncustomers		166,836
Securities owned, at fair value		69,268,380
Investments in partnerships and affiliates		5,115,844
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $66,110,265)		14,004,617
Intangible assets (net of accumulated amortization of $5,237,250)		3,462,750
Goodwill		49,601,576
Corporate owned life insurance (COLI)		34,067,048
Broker loans & advances		88,340,465
Other assets		43,482,530
Total assets	$	1,526,654,353
Liabilities and Member's Equity:		
Short-term bank loans	$	60,492,251
Payable to brokers, dealers and clearing organizations:		
Securities loaned		956,712,860
Clearing organizations		4,751,869
Securities failed to receive		2,364,203
Payable to customers		127,597,032
Securities sold, not yet purchased, at fair value		4,641,096
Accrued compensation		61,162,243
Accounts payable and accrued liabilities		35,467,278
Total liabilities	$	1,253,188,832
Member's equity	$	273,465,521
Total liabilities and Member's equity	$	1,526,654,353

See accompanying notes.

Janney Montgomery Scott LLC

Notes to Statement of Financial Condition

December 31, 2008

1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered in fifty states, the District of Columbia and Puerto Rico, and a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual").

The Company has various wholly-owned subsidiaries, which are not consolidated, that were created in order to conduct business is certain states, the results of which are immaterial to the Company's operations.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary and customer transactions in securities and listed options, including the related revenues and expenses, are recorded on a trade-date basis.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition.

Securities owned are held for resale to customers and are not typically held for more than thirty days.

Investment Banking

Investment banking revenues are recorded as follows: management fees and underwriting fees as of the offering date, related sales commissions on trade date, and advisory fees when earned.

2. Summary of Significant Accounting Policies (continued)

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary.

Financial Instruments

The Company adopted the provisions of SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), on January 1, 2008. SFAS No. 157 applies to all financial instruments included in "Securities owned, at fair value", "Investment in partnerships and affiliates", and "Securities sold, not yet purchased" on the statement of financial condition.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, government obligations, and most equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate fixed income securities, certificates of deposit, unit investment trusts, and municipal debt securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little if any, market activity for the asset or liability. This category includes auction rate securities, limited partnership investments, and certain equity securities not actively traded.

2. Summary of Significant Accounting Policies (continued)

Valuation Techniques

Equity Securities (corporate stocks) – All equity securities that are publically traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Any equity security not actively traded that is priced based on similar assets traded in active markets is given a Level 2 rating. Any equity security not actively traded and valued with unobservable inputs is classified as Level 3.

Corporate Obligations – Corporate obligations are not actively traded on major exchanges and are valued using market data for similar instruments, and thus are considered Level 2. Several preferred corporate obligations are held in the form of auction rate securities and were classified as Level 3.

Government Obligations – The fair value of government obligations are generally based on quoted prices in active markets and are classified as Level 1. If quoted prices are not available the fair value is based on observable market data and is therefore classified as Level 2 securities.

Municipal Obligations – Municipal Obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonability, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the valuation to our observations of those inputs in the market.

Limited Partnerships – Fair value of investments in limited partnerships is based on unobservable market inputs based on discussions with the partnership's management and other analysis and has little if any market activity. Limited partnership investments are categorized as Level 3 securities.

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a four to ten year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and their knowledge of the circumstances of individual loans. Employee loans of $87,960,967 are net of reserve for bad debt of $1,484,705 and the accrued bonuses of $9,104,511 are reflected in other liabilities on the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Taxes
For federal tax reporting purposes, the Company is treated as a disregarded entity and its income is included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to the Member.

Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company adopted the provisions of FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* on January 1, 2007.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result, the Company, as a consolidated entity, has limited state income tax liability. The Company is subject to the Pennsylvania State Franchise Tax, which it pays directly to the State of Pennsylvania.

Investments in Partnerships and Affiliates
This includes the Company's investments in limited partnerships and limited liability companies which, in accordance with FASB Interpretation 46R (FIN 46), do not meet the requirements for consolidation. Within these investments are two non-managing interests in limited partnerships (the "LPs") in which the Company has a material variable interest but is not the primary beneficiary under FIN 46. The LPs were organized in February 2000 and March 2006 for the purpose of investing in start-up entities with the goal of capital appreciation. The Company's value of these investments at December 31, 2008 was $3,731,394 and zero, respectively.

These investments are valued based on unobservable market inputs based on discussions with the partnership's management and other analysis and has little if any market activity. We believe this represents the Company's best estimate of fair value as of December 31, 2008. Because of the inherent uncertainty of this valuation, however, these estimated values may differ significantly from the values that would have been used had a ready market for these underlying securities existed, and the differences could be material.

Furniture, Equipment, and Leasehold Improvements
All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Amortization on leasehold improvements is provided on a straight-line basis over the length of the lease. Furniture and equipment are depreciated using the straight-line method generally over two to seven years. As of December 31, 2008, furniture and equipment and leasehold improvements are $62,076,408 and $18,038,475, respectively. Accumulated depreciation on furniture and equipment and leasehold improvements are $54,607,183 and $11,503,083, respectively.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 to these financial statements for a further discussion regarding the Company's policies regarding this hierarchy.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Assets				
Securities Owned at Fair Value				
Equities & Options	$ 1,429,814	$ 6,541,390	$ 4,077,990	$ 12,049,194
Corporate Bonds	-	2,578,589	757	2,579,346
Municipal Bonds	-	52,997,681	2,969	53,000,650
Treasury & Governments	1,639,190	-	-	1,639,190
Total Securities Owned at Fair Value	3,069,004	62,117,660	4,081,716	69,268,380
Investments in partnerships and affiliates				
Limited Partnership Investments	-	-	5,115,844	5,115,844
Total Investments in partnerships and affiliates	-	-	5,115,844	5,115,844
Total Assets Measured at Fair Value on a Recurring Basis	$ 3,069,004	$ 62,117,660	$ 9,197,560	$ 74,384,224

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Liabilities				
Securities sold but not yet purchased:				
Equities & Options	$ (103,964)	$ (2,525)	-	$ (106,489)
Corporate Bonds	-	(3,749,302)	-	(3,749,302)
Municipal Bonds	-	(108,393)	-	(108,393)
Treasury & Governments	(577,385)	(99,527)	-	(676,912)
Total securities sold not yet purchased	$ (681,349)	$ (3,959,747)	-	$ (4,641,096)

3. Fair Value Measurements (continued)

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

	Securities Owned at Fair Value	Investments in Partnerships and Affiliates	Totals
Balance at December 31, 2007	$ 397,205	$ 6,145,401	$ 6,542,606
Unrealized gains (losses)	(111,976)	(504,777)	(616,753)
Realized gains (losses)	77	-	77
Purchases, issuances, and settlements	3,796,411	(524,780)	3,271,631
Transfers in to level 3	-	-	-
Balance at December 31, 2008	$ 4,081,716	$ 5,115,844	$ 9,197,560

4. Short-term Bank Loans

The Company borrows from three banks in connection with the securities settlement process and to finance margin loans made to customers. The Company is required to fully collateralize these loans. At December 31, 2008, these banks extended short-term bank loans in the amount of $15,200,000 which were collateralized by customer-owned securities valued at approximately $28,357,864 and Company owned securities valued at $28,139,115. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The bank loans are demand obligations and generally require interest based upon the federal funds rate. At December 31, 2008, the weighted-average interest rate on these borrowings was approximately 1.46%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $45,292,251 are not collateralized.

5. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2008, the Company paid quarterly distributions equal to 100% of net income, after tax, to the Member. The Company has accrued $206,103 at December 31, 2008, for the fourth quarter distribution payable to the Member. Additionally, on January 28, 2009, the Company received a capital contribution of $20,000,000 from the Member.

6. Taxes

The Company follows the asset and liability method of accounting for income taxes whereby current and deferred tax assets and liabilities are recognized utilizing currently enacted tax laws and rates. Deferred taxes are adjusted to reflect tax rates at which future tax liabilities or assets are expected to be settled or realized.

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. The net deferred tax asset is reflected on the Statement of Financial Condition in other assets. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2008 relate to the following:

	2008
Deferred tax assets:	
Employee Benefit Liabilities	$11,336,240
Depreciation	1,700,645
Deferred Rent	1,206,942
Partnership Losses	953,489
Other	900,053
Total deferred tax asset	$16,097,369
Deferred tax liabilities:	
Unrealized Investment Gain	(3,140,310)
Other	(82,019)
Total deferred tax liability	(3,222,329)
Net deferred tax asset	$12,875,040

The Company made tax reimbursements during the year of $17,179,584 to the Member. The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes on January 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	**$ 172,453**
Additions based on tax provisions related to the current year	-
Additions for tax positions in prior years	-
Reductions for tax positions in prior years	-
Settlements/Statute expiration	-
Balance at December 31, 2008	**$ 172,453**

6. Taxes (continued)

The Company had $10,985 of interest accrued at December 31, 2008. No penalties were recognized or accrued. Therefore, the total unrecognized tax positions reserve as of December 31, 2008 is $183,438 and $175,875 as of December 31, 2007.

The Internal Revenue Service ("IRS") has completed their examination of the Company's income tax returns through the year 2004. Income tax returns for the tax years 2005 and 2006 are currently being examined by the IRS. Management believes that an adequate provision has been made for potential adjustments

7. Regulatory Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At December 31, 2008, the Company's net capital was $82,840,608 which was $77,120,617 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 28.97%.

As a clearing broker/dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers (the "PAIB"), as defined. The PAIB is completed to allow each correspondent firm that uses the Company as its clearing broker/dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2008, the Company has no corresponding broker dealers, and therefore there is no reserve requirement for PAIB.

8. Goodwill and Intangible Assets

FAS 142 provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. Goodwill and indefinite-life intangible assets are analyzed at least annually for impairment. On December 31, 2008 the Company completed its impairment analysis and concluded there was no impairment.

In connection with the 2005 acquisition of Parker/Hunter, the Company acquired $8,700,000 of identifiable intangible assets with a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include a trade name of $300,000 (2-year useful life), and customer related intangibles of $8,400,000 (11-year weighted average useful life). As of December 31, 2008, the Company has recorded $5,237,250 in accumulated amortization related to these intangible assets.

Estimated amortization expense on identifiable intangible assets, for each of the next five fiscal years and thereafter is as follows:

2009	$ 911,500
2010	668,000
2011	479,000
2012	374,000
2013	290,000
2014 and thereafter	740,250
	$ 3,462,750

9. Commitments and Contingencies

At December 31, 2008, the Company's future minimum rental commitments on the leases for its main office and 99 branch offices under noncancelable operating leases were as follows:

2009	$ 16,316,322
2010	14,888,891
2011	13,166,928
2012	9,600,201
2013	5,029,931
2014 and thereafter	10,450,268
	$ 69,452,541

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. In accordance with Financial Accounting Standards Board Statement No. 5,

9. Commitments and Contingencies (continued)

Accounting for Contingencies, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. At December 31, 2008, the Company's liability for losses and contingencies was $1,442,150.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of December 31, 2008, the Company has contributed $5,265,194 as an investment and is committed to an additional $2,970,000. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute additional capital up to its maximum commitment with no resulting investment value.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2008, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to

10. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

At December 31, 2008, customer margin securities of $350,075,821 and stock borrowings of approximately $908,779,180 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company utilized $28,357,864 of these available customer securities as collateral for bank loans and $956,712,860 in customer stock loan agreements.

At December 31, 2008, the Company had utilized $49,221,039 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

11. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or ten years. The participants' balances change based on a variable rate of return. The Corporate Owned Life Insurance (COLI) is used to fund this plan and is carried at the cash surrender value of the underlying policies of $34,067,048.

During the year, the Company borrowed $20,000,000 against the cash surrender value of the policy as an alternative source of financing.

12. Investment in Partnerships and Affiliates

During the course of 2008, the Company made contributions to various limited partnerships of $777,374 and received distributions from these limited partnerships of $1,302,154.

13. Related Party Transactions

During the period October 1, 2008 to December 9, 2008, Penn Mutual offered to purchase, at par, auction rate securities previously sold by the Company to its customers. In connection with this offer, Penn Mutual acquired approximately $76 million in auction rate securities from the Company's customers. The difference between the par value and the fair value of these securities at the transaction dates was immaterial to the Company.

END